Proxy

SPECIAL GENERAL MEETING OF MEMBERS OF		Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)
LUCKY 1 ENTERPRISES INC. (the "Company")				For	Against
TO BE HELD AT	600-1199 West Hastings Street,	1.	To remove the application of the Pre-Existing Company Provisions to the Company and alter the Notice of Articles.
	Vancouver, BC, V6E 3T5	2.	To increase the Company's authorized capital to an unlimited number of Common Shares and Preferred Shares and alter the Company's Notice of Articles.
ON January , 10, 2005, AT 10:00AM		3.	To adopt new articles in substitution for the existing articles of the Company.

The undersigned member (“Registered Shareholder”) of the Company hereby appoints, Bedo H. Kalpakian, the President and a Director of the Company, or failing this person, Jacob H. Kalpakian, the Vice President and a Director of the Company, or in the place of the foregoing, __________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

		4.	To consolidate the issued and outstanding common shares of the Company on the basis of 35 common shares before consolidation becoming 1 common share after consolidation.
		5.	To change the name of the Company to Bronx Ventures Inc. and alter the Notice of Articles.
		6.	To consider any permitted amendment to or variation of any matter identified in the Notice of Meeting.
		7.	To transact such other business as may properly come before the Meeting
		The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.
		SIGN HERE:
		Please Print Name:
		Date:
		Number of Shares Represented by Proxy:

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1.  If the shareholder wishes to attend the Meeting to vote on the resolutions in person, please register your attendance with the Companys scrutineers at the Meeting.

2.  If the shareholder has its securities held by its financial institution and wishes to attend the Meeting to vote on the resolutions in person, please cross off the management appointee name or names, insert the shareholder's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date and return the Proxy.  At the Meeting a vote will be taken on each of the resolutions as set out on this Proxy and the shareholder's vote will be counted at that time.

3.  If the shareholder cannot attend the Meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Company, to vote according to the shareholder's instructions.  To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date and return the Proxy.  Where no choice on a resolution is specified by the shareholder, this Proxy confers discretionary authority upon the shareholder's appointed proxyholder.

4.  If the shareholder cannot attend the Meeting but wishes to vote on the resolutions and to appoint one of the management appointees named, please leave the wording appointing a nominee as shown, sign and date and return the Proxy.  Where no choice is specified by a shareholder on a resolution shown on the Proxy, a nominee of management acting as proxyholder will vote the securities as if the shareholder had specified an affirmative vote.

5.  The securities represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot of a resolution that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly.  With respect to any amendments or variations in any of the resolutions shown on the Proxy, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee, in its sole discretion, sees fit.

6.  If the shareholder votes by completing and returning the Proxy, the shareholder may still attend the Meeting and vote in person should the shareholder later decide to do so.  To vote in person at the Meeting, the shareholder must revoke the Proxy by sending a new Proxy with the revised instructions (see item 2 above).

7.  The Proxy will not be valid unless it is dated and signed by the shareholder or by his attorney duly authorized by him in writing, or, in the case of a Company,  is executed under its corporate seal or by an officer or officers or attorney for the Company duly authorized.  If the Proxy is executed by an attorney for an individual shareholder or joint shareholders or by an officer or officers or an attorney of a corporate shareholder not under its corporate seal, the instrument so empowering the officer or officers or the attorney, as the case may be, or a notarial copy thereof, should accompany the Proxy.

8. The Proxy will not be used at the Meeting or any adjournment thereof unless the same is deposited at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, at least 48 hours (excluding Saturdays and holidays) before the holding of the Meeting, or with the Chairman of the Meeting at any time prior to the vote on which it is to be exercised.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or may be accepted by the Chairman of the Meeting prior to the vote on which it is to be exercised.. The mailing address of Computershare Trust Company is 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1  and its fax number is 1(866)249-7775